

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

Via E-mail
Mr. Cesar Baez
President and Chief Executive Officer
BGS Acquisition Subsidiary, Inc.
6342 North Bay Road
Miami Beach, FL 33141

> **Re:** **BGS Acquisition Subsidiary, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed November 21, 2013**
> **File No. 333-191030**

Dear Mr. Baez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   It is unclear how the number of common stock in the fee table matches the amounts in the legal opinion. Please advise.

Material U.S. Federal Income Tax Consequences, page 32

2.   The tax opinion you provide should present clearly the material tax consequences of the transaction and not be merely an accurate summary. Please refer to Staff Legal Bulletin No. 19, Section III.C.2. Please revise accordingly.

3.   In this regard, please revise here and in exhibit 8.1 to delete the statement "insofar as it purports to summarize United States federal income tax law…"

Cesar Baez
BGS Acquisition Subsidiary, Inc.
November 25, 2013
Page 2

4.	We note your statement in the first sentence on page 34 that the Redomestication "should" qualify as a reorganization within the meaning of Section 368(a) for U.S. federal income tax purposes. Please clarify the degree of uncertainty regarding this conclusion and provide a risk factor that clearly states that the reorganization may not qualify under 368(a).

Exhibit 8.1

5.	Please delete the second to last paragraph limiting reliance. Please refer to Section III.D.1. of Staff Legal Bulletin No. 19.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or James Lopez at (202) 551-3536 with any other questions.

				Sincerely,

				/s/ James Lopez (for)

				John Reynolds
				Assistant Director

cc (via e-mail): Heather Carmody, Esq.